SECURITIE
V

06004372

RECEIVED
MAR 0 1 2006
152
SEC MAIL PROCESSING SECTION WASH, D.C.

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SEC FILE NUMBER
8- 46268

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICMA-RC Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 North Capitol Street, NE Suite 600
(No. and Street)

Washington, District of Columbia 20002-4240
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Gallagher 202-962-4621
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

8484 West Park Drive McLean VA 22102
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 2 2006 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerard Maus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICMA-RC Services, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer
Title

ADINA I. DORCH
Notary Public District of Columbia
My Commission Expires 10/14/09

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICMA-RC SERVICES, LLC

Financial Statements and Supplemental Information

Year ended December 31, 2005 with Report and
Supplementary Report of Independent Registered Public Accounting Firm

ICMA-RC Services, LLC

Financial Statements and Supplemental Information

Year ended December 31, 2005

Contents

Ernst & Young

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of ICMA-RC Services, LLC

We have audited the accompanying statement of financial condition of ICMA-RC Services, LLC (a wholly owned subsidiary of the International City Management Association Retirement Corporation) (the Corporation) as of December 31, 2005, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Corporation's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ICMA-RC Services, LLC at December 31, 2005, and the results of its operations, changes in members' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 17, 2006

ICMA-RC Services, LLC

Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 164,042
Prepaid fees	33,645
Other assets	20,469
Due from related entity	204,705
Total assets	$ 422,861
Members' equity	
Members' equity:	
Members' interest	$ 422,861
Total liabilities and members' equity	$ 422,861

See accompanying notes.

ICMA-RC Services, LLC

Statement of Operations

Year ended December 31, 2005

Revenue	
Intercompany service reimbursement	$ 708,378
Distribution revenue from American Funds	732
Interest income	905
Total revenue	710,015
Expenses	
Tax and licensing	614,672
Salaries and employee benefits	40,858
Professional services	40,086
Supplies and other expenses	9,504
Premises and equipment	1,319
Subscriptions and memberships	1,094
Communications and advertising	330
Meetings and travel	314
Fixed Asset Cost Recovery Allocation	139
Information systems and services	62
Total expenses	708,378
Net income	$ 1,637

See accompanying notes.

ICMA-RC Services, LLC

Statement of Changes in Members' Equity

Year ended December 31, 2005

Members' equity at January 1, 2005	$ 421,224
Net income	1,637
Members' equity at December 31, 2005	$ 422,861

See accompanying notes.

ICMA-RC Services, LLC

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities	
Net income	$ 1,637
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in prepaid fees	(1,228)
Increase in other assets	(187)
Increase in due from related entity	(5,728)
Net cash used in operating activities	(5,506)
Cash and cash equivalents at beginning of year	169,548
Cash and cash equivalents at end of year	$ 164,042

See accompanying notes.

ICMA-RC Services, LLC

Notes to Financial Statements

December 31, 2005

1. Organization

ICMA-RC Services, LLC (RC Services) was formed under the laws of the State of Delaware on March 18, 1999 as a broker-dealer registered under the Securities Exchange Act of 1934. It was organized to provide services as a broker-dealer for mutual funds registered under the Investment Company Act of 1940 or unregistered commingled trust funds. RC Services is a wholly owned subsidiary of the International City Management Association Retirement Corporation (the Corporation).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

RC Services considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

RC Services is considered a "disregarded entity" for purposes of federal income taxation as a result of filing a consolidated tax return. Therefore, all income earned will be reported by the Corporation as either tax-exempt or taxable unrelated business income.

3. Related Party Transactions

RC Services has entered into an agreement with the Corporation for certain operational support services, including the marketing, development, and product management of certain products offered by the mutual funds. The mutual funds are managed by

3. Related Party Transactions (continued)

Vantagepoint Investment Advisors, LLC (a related entity and wholly owned subsidiary of the Corporation). The amount reported for these expenses is determined as the cost of direct and allocated expenses incurred by the Corporation on behalf of RC Services.

During 2005, the expense allocation methodology used by RC Services was changed. The new cost allocation methodology removes all indirect costs that were previously charged to RC Services and, instead, allocates them directly to other affiliated business entities. This approach eliminates the process of charging expenses to RC Services and then having RC Services reimbursed by other affiliates.

The overall purpose for implementing the cost allocation change is to simplify the inter-company accounting process by more directly recording economic activity on the books and records of the appropriate business entities. Its overall effect was to lower the expenses (inter-company reimbursable costs) being charged to RC Services, thereby also lowering the offsetting revenue (inter-company reimbursement payments) directly related to those expenses.

There is no effect on the net capital or net income of RC Services as a result of this change.

During 2005, the Corporation allocated expenses of $708,378 to RC Services. Intercompany service revenue is also allocated from the Corporation for reimbursement of expenses incurred. Total revenue allocated from the Corporation during 2005 was $708,378.

RC Services also reimburses the Corporation for certain direct expenses paid on RC Services' behalf such as the NASD registration and compliance fees. The amount of reimbursed expenses was $387,961 for the year ended 2005 and is included in intercompany service revenue on the Statement of Operations.

Due from related entity of $204,705 represents amounts owed from the Corporation and has no repayment terms.

4. Net Capital Requirement

Regulatory Requirements

RC Services is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission under Rule 15c3-1. This rule requires a broker-dealer to maintain certain net capital levels (as defined) and prohibits them from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined by the rules. RC Services is exempt from the requirement of the Securities and Exchange Commission Customer Protection Rule, Rule 15c3-3, in that RC Services' activities are limited to those set forth in the conditions of exemption appearing in paragraph (k)(2)(i) of the Rule.

At December 31, 2005, RC Services had net regulatory capital of $184,324, which was $159,324 in excess of its required net capital. RC Services' aggregate indebtedness to net capital ratio was 0 to 1.

There are no liabilities subordinated to the claims of general creditors as of December 31, 2005.

Supplemental Information

ICMA-RC Services, LLC

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2005

Members' equity	$ 422,861
Less prepaid fees, other receivables, and due from related entity	(238,537)
Net capital before haircuts	184,324
Less haircuts	–
Net capital	$ 184,324
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000)	$ 25,000
Excess of net capital	$ 159,324
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 184,324
Ratio of aggregate indebtedness to net capital	0 to 1

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the RC Services' unaudited December 31, 2005 Part IIA FOCUS filing.

ICMA-RC Services, LLC

Statement Regarding Rule 15c3-3

December 31, 2005

RC Services is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
8484 Westpark Drive
McLean, VA 22102

Phone: (703) 747-1000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors of ICMA-RC Services, LLC

In planning and performing our audit of the financial statements and supplemental schedules of ICMA-RC Services, LLC (RC Services), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by RC Services, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because RC Services does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by RC Services in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of RC Services is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which RC Services has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that RC Services' practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 17, 2006